Exhibit 99.2

ASX ANNOUNCEMENT

October 19th, 2012

2012 Notice of Annual General Meeting and 2012 Australian Annual Report

Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) is pleased to release its 2012 Notice of Annual General Meeting and its 2012 Australian Annual Report.  Both documents are available for download from the Company’s website: www.gtglabs.com

It is anticipated that copies of the Notice and personalised proxy forms will be mailed to all shareholders by no later than Friday, October 26th, 2012.

As detailed in the Notice, the 2012 Annual General Meeting of shareholders will be held at 11.00 am on Tuesday, November 27th, 2012 at the following address:

“Treetops”

Melbourne Museum

11 Nicholson Street

Carlton,  Victoria   3053

Australia

FOR FURTHER INFORMATION PLEASE CONTACT

Mr. Thomas G. Howitt

Company Secretary

Genetic Technologies Limited

Phone: +61 3 8412 7000